UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GigPeak, Inc.

(Name of Issuer)

Common Stock, $ 0.001 par value

(Title of Class of Securities)

37518Q109

(CUSIP Number)

Gardner Lewis Asset Management, L.P.

Attn: Len Sorgini, Chief Compliance Officer

285 Wilmington West Chester Pike, Chadds Ford, PA 19317

(610)558-2800

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518Q109                                                                                                                                                                Page 2 of 9

1. Names of Reporting Persons
Gardner Lewis Asset Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
6,475,354
9. Sole Dispositive Power
0
10. Shared Dispositive Power
6,475,354
11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,475,354
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.6
14. Type of Reporting Person
IA

CUSIP No. 37518Q109                                                                                                                                                                Page 3 of 9

1. Names of Reporting Persons
Gardner Lewis Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
6,475,354
9. Sole Dispositive Power
0
10. Shared Dispositive Power
6,475,354
11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,475,354
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.6
14. Type of Reporting Person
CO

CUSIP No. 37518Q109                                                                                                                                                                Page 4 of 9

1. Names of Reporting Persons.
Gardner Lewis Merger Arbitrage Fund, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
4,485,723
9. Sole Dispositive Power
0
10. Shared Dispositive Power
4,485,723
11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,485,723
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.6
14. Type of Reporting Person
PN

CUSIP No. 37518Q109                                                                                                                                                                Page 5 of 9

1. Names of Reporting Persons.
Gardner Lewis Partners, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
4,485,723
9. Sole Dispositive Power
0
10. Shared Dispositive Power
4,485,723
11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,485,723
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.6
14. Type of Reporting Person
OO

CUSIP No. 37518Q109                                                                                                                                                                Page 6 of 9

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed with respect to the common stock, $0.001 par value (the “Common Stock”), of GigPeak, Inc. (the “Issuer”), which was originally filed on February 27, 2017 (this “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)        GLAM and GLAM GP share voting and dispositive power over 6,475,354 shares of Common Stock, representing 9.6% of the Common Stock, and the Fund and the Fund GP share voting and dispositive power over 4,485,723 of those shares of Common Stock, representing 6.6% of the Common Stock. Such percentages are based on 67,737,381 shares of Common Stock issued and outstanding as of October 28, 2016 as reported on the Issuer’s Form 10-Q filed on November 2, 2016. See Note 1 in this Item 5.

(b)       The power to dispose of and vote the shares of Common Stock referenced in paragraph (a) of the this Item 5 is shared among GLAM and GLAM GP, with respect to those shares the beneficial ownership of which is attributable to GLAM and GLAM GP, and the Fund, the Fund GP, GLAM and GLAM GP with respect to those shares the beneficial ownership of which is attributable to the Fund and the Fund GP. See Note 1 in this Item 5.

(c)       In the past 60 days, GLAM, on behalf of the private funds and client accounts it advises, including the Fund, effected the transactions in the Issuer’s securities set forth on Exhibit B attached hereto.

(d)    Any dividends on, and proceeds from the sale of, any shares of Common Stock are for the account of the private funds and client accounts advised by GLAM that hold such shares, including the Fund.

(e)       Not applicable.

Note 1: GLAM advises private funds and client accounts.  In such capacity, GLAM has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13D that are owned by the private funds and client accounts advised by GLAM, including the Fund.  The pecuniary interest of all securities reported in this Schedule 13D is owned by the private funds and client accounts advised by GLAM, including the Fund.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, GLAM, GLAM GP, the Fund GP and Mr. Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, none of the persons listed in Item 2 has any contracts, arrangements, understandings or other relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

Exhibit B – Item 5(c) Table

CUSIP No. 37518Q109                                                                                                                                                                Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: March 16, 2017                                                         By: /s/ W. Whitfield Gardner

                                                                                               W. Whitfield Gardner

                                                                                               Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: March 16, 2017                                                        By: /s/ W. Whitfield Gardner

                                                                                               W. Whitfield Gardner

                                                                                               Chairman and CEO

 Gardner Lewis Merger Arbitrage Fund, L.P. By: Gardner Lewis Partner,                   LLC, its general partner

Dated: March 16, 2017                                                           By: /s/ W. Whitfield Gardner

                                                                                                        W. Whitfield Gardner

                                                                                                         Chairman and CEO

   Gardner Lewis Partner, LLC

Dated: March 16, 2017                                                            By: /s/ W. Whitfield Gardner

                                                                                                           W. Whitfield Gardner

                                                                                                           Chairman and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 37518Q109                                                                                                                                                                Page 8 of 9

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of GigPeak, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 16th day of March, 2017.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: March 16, 2017                                                     By: /s/ W. Whitfield Gardner

                                                                                              W. Whitfield Gardner

                                                                                              Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: March 16, 2017                                                         By: /s/ W. Whitfield Gardner

                                                                                               W. Whitfield Gardner

                                                                                               Chairman and CEO

Gardner Lewis Merger Arbitrage Fund, L.P. By: Gardner Lewis Partner,                 LLC, its general partner

Dated: March 16, 2017                                                          By: /s/ W. Whitfield Gardner

                                                                                                        W. Whitfield Gardner

                                                                                                        Chairman and CEO

Gardner Lewis Partner, LLC

Dated: March 16, 2017                                                         By: /s/ W. Whitfield Gardner

                                                                                                     W. Whitfield Gardner

                                                                                                      Chairman and CEO

 CUSIP No. 37518Q109                                                                                                                                                               Page 9 of 9

EXHIBIT B

Item 5(c) Table

Date of Purchase / Sale	Shares Purchased / (Sold)(#)	Average Purchase / Sale Price per Share ($)
2/14	3,287,137	3.0521
2/15	583,191	3.0559
2/16	808,385	3.0547
2/17	99,770	3.0540
2/21	586,388	3.0549
2/22	213,100	3.0580
2/23	42,622	3.0590
2/24	227,140	3.0650
2/27	(100,000)	3.0905
2/28	77,914	3.0639
3/1	100,000	3.0600
3/2	53,800	3.0600
3/3	29,622	3.0600
3/6	53,666	3.0600
3/7	300,000	3.0600
3/8	112,619	3.0600